SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol Announces Results for the Fourth Quarter and Full Year 2010

•	Consolidated production was 615.9 MBOED in 2010, an increase of 18.3% compared to 2009. Ecopetrol S.A.’s production was 579.5 MBOED, up 16.2% over 2009.
•	Ecopetrol S.A.’s sales reached COP$36.7 trillion, a 32.5% increase vs. 2009.
•	Ecopetrol S.A.’s net income was COP$8.3 trillion in 2010, a 58.8% increase compared to 2009. Earnings per share were COP$206.22 in 2010, compared to COP$129.87 in 2009.
•	Ecopetrol S.A.’s EBITDA margin was 45% in 2010, compared to 38% in 2009.

BOGOTA, Feb. 28, 2011 /Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) announced today its unconsolidated and consolidated financial results for the fourth quarter and audited full year 2010 results, prepared and filed in accordance with the Régimen de Contabilidad Pública (Public Accounting Regime - RCP) of the National Accounting Office of Colombia and in Colombian pesos (COP$).

This current report on Form 6-k is hereby incorporated by reference into the Company’s registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on February 12, 2010.

The table below sets forth the highlights of Ecopetrol’s financial results for the periods indicated:

Ecopetrol S.A. Result Highlights

	Unconsolidated						Consolidated
(COP$ Billion)	4Q 2010 *	4Q 2009 *	%	2010	2009	%	4Q 2010 *	4Q 2009 *	%	2010	2009	%

Total sales	10,199.7	8,505.7	19.9%	36,661.1	27,674.0	32.5%	11,644.1	8,986.0	29.6%	41,968.3	30,404.4	38.0%
Operating profit	4,451.5	2,706.1	64.5%	13,208.7	8,083.5	63.4%	3,951.6	2,379.5	66.1%	12,878.8	7,873.3	63.6%
Net Income	2,742.1	1,691.4	62.1%	8,346.1	5,256.2	58.8%	2,701.6	1,721.4	56.9%	8,146.5	5,132.0	58.7%
Earnings per share (COP$)	67.75	41.79		206.22	129.87
EBITDA	4,664.2	2,963.6	57.4%	16,358.4	10,438.0	56.7%	4,632.2	3,327.8	39.2%	16,699.5	11,429.9	46.1%
EBITDA Margin	46%	35%		45%	38%		40%	37%		40%	38%

* Not audited, for illustration purposes only

Ecopetrol’s president Javier Gutierrez stated:

“2010 was a year of major challenges, but also one of tremendous satisfaction. In exploratory activities, hydrocarbons were discovered in 10 exploratory wells in Colombia and one in Brazil, development programs helped boost business group production to 615.9 MBOED, in line with our strategic plan forecast, and we saw a significant increase of 11.4% in proven reserves to 1,714 million barrels equivalent. All of this has strengthened our exploration and production, making it increasingly more robust for fueling the downstream business. The Colombian operations of BP, acquired recently in partnership with Talisman, became part of the Business Group in 2011 under the new name Equion, in order to continue strengthening the segment.

In refining, our most important achievement was completion of the hydro-treatment plant at the Barrancabermeja refinery, which will ensure that the country continues to produce the highest quality of refined fuels. This not only constitutes a major industrial accomplishment, but also symbolizes our genuine interest in the environment and people, who, since January of 2010, have enjoyed cleaner air in their cities.

PRESS RELEASE

Making sure the growth of the hydrocarbons transport network keeps pace with the extraordinary increases in the country’s production has been a huge challenge. We are very proud to have been able to increase the business group’s crude oil extraction capacity by 420 thousand barrels a day in 2010 as we continue efforts, along with other Colombian production companies, to build the Bicentennial Oil Pipeline, whose 120 thousand barrel capacity in 2011 will be a major break for us.

These excellent operating results are essentially the materialization of all of these efforts, which, in the present favorable price environment, are reflected in higher sales, ebitda and better margins compared to 2009.

Finally, we can proudly say that witnessing the accomplishment of our goals in 2010 gave us the confidence to extend our strategic plan to the year 2020, establishing ambitious goals for each business segment, with an investment budget of 80 billion dollars for 2011-2020. I am confident that these goals will also be met.”

PRESS RELEASE

Ecopetrol Presents Results for the Fourth Quarter and Full Year 2010

Table of Contents

I.	Financial and Operating Results	4
a.	Crude oil and refined products availability	4
b.	Ecopetrol sales	5
c.	Prices	6
d.	Financial results	8
e.	Cash flow	10
f.	Segment results	10
g.	Balance Sheet	11
II.	Business aspects	12
a.	Exploration	12
b.	Production	14
c.	Refining	16
d.	Transportation	17
e.	Biofuels	19
f.	2010 investment plan	20
g.	ADR listing on Toronto Stock Exchange	20
III.	Corporate social responsibility	20
a.	Stakeholders and Awards	20
b.	HSE (Health, Safety and Environment) Performance	21
c.	Science and technology	21
d.	Social investment	21
IV.	Financial results of Ecopetrol and subsidiaries (consolidated)	22
V.	Presentation of results	23
VI.	Exhibits	25
VII.	Financial Statements of Subsidiaries	31

PRESS RELEASE

I.	Financial and Operating Results

a.	Crude oil and refined products availability

The availability of Ecopetrol S.A.’s crude oil and refined products is summarized in the following volumes produced, purchased and imported.

Ecopetrol S.A. (unconsolidated)
Gross oil and gas production

(MBOED)	4Q 2010	4Q 2009%		2010	2009	%
Crude Oil	511.1	440.0	16.2%	481.9	405.8	18.8%
Natural Gas	97.9	100.3	(2.4%)	97.6	92.9	5.1%
Total	609.0	540.3	12.7%	579.5	498.7	16.2%

(-) Royalties
(MBOED)	4Q 2010	4Q 2009%		2010	2009	%
Crude Oil	78.5	66.2	18.6%	72.6	61.7	17.7%
Natural Gas	21.9	19.8	10.6%	25.7	18.5	38.9%
Total	100.4	86.0	16.7%	98.3	80.2	22.6%

(=) Net oil and gas production
(MBOED)	4Q 2010	4Q 2009%		2010	2009	%
Crudo	432.6	373.8	15.7%	409.3	344.1	18.9%
Gas natural	76.0	80.5	(5.6%)	71.9	74.4	(3.4%)
Total	508.6	454.3	12.0%	481.2	418.5	15.0%

Purchase volume (MBOED)*	4Q 2010	4Q 2009%		2010	2009	%
Crude Oil	169.0	182.6	(7.4%)	173.6	168.0	3.3%
Products	4.1	8.7	-52.9%	4.9	8.3	(41.0%)
Natural Gas	36.7	39.8	-7.8%	37.6	37.7	(0.3%)
Total Purchases	209.8	231.1	-9.2%	216.1	214	1.0%

Imports volume (MBD)	4Q 2010	4Q 2009%		2010	2009	%
Products	61.0	42.5	43.5%	59.9	38.8	54.4%

* Purchase volume includes royalties from Ecopetrol and other companies

The Company’s crude oil and natural gas production in 2010 was the primary source of supply for the company’s operations, increasing 15% from 2009, and 12% in the fourth quarter 2010 compared to the same period in 2009.

Increases in imports from 2009 to 2010 were the result of the Company’s imports of low sulphur diesel, which occurred until the hydro-treatment units at the Barrancabermeja refinery started operations in August 2010. Imports during the fourth quarter of 2010 saw a 43.5% increase compared to the fourth quarter of 2009 due primarily to the need to import gasoline and jet fuel during a particularly harsh rainy season in Colombia. Furthermore, gasoline demand grew because of a decline in ethanol supply, while jet fuel demand rose as air travel increased due to road closures.

Crude oil purchases declined in the fourth quarter of 2010 compared to the fourth quarter of 2009 due to the termination of certain contracts that were not renewed, mainly in the Llanos region, and to the end of the Teca and Tibú contracts.

PRESS RELEASE

b.	Ecopetrol sales

Ecopetrol S.A. (unconsolidated)
Sales volume

Local sales volume (MBOED)	4Q 2010	4Q 2009%		2010	2009	%
Crude Oil	2.0	2.3	(13.0%)	3.2	0.8	300.0%
Natural Gas	73.4	101.3	(27.5%)	90.4	76.3	18.5%
Gasoline	67.2	74.2	(9.4%)	63.2	74.0	(14.6%)
Medium Distillates	103.4	86.1	20.1%	102.1	80.8	26.4%
LPG and fuel oil	15.4	18.3	(15.8%)	15.2	19.3	(21.2%)
Industrial and Petrochemical	17.8	14.7	21.1%	17.0	13.3	27.8%
Total Local Sales	279.2	296.9	(6.0%)	291.1	264.5	10.1%

Export sales volume (MBOED)	4Q 2010	4Q 2009%		2010	2009	%
Crude Oil	363.6	281.2	29.3%	311.6	232.8	33.8%
Products	55.7	45.4	22.7%	37.5	49.4	(24.1%)
Natural Gas	19.3	7.5	157.3%	6.7	19.9	(66.3%)
Total Export Sales	438.6	334.1	31.3%	355.8	302.1	17.8%

Sales to free trade zone (MBOED)	4Q 2010	4Q 2009%		2010	2009	%
Crude Oil	36.2	78.7	(54.0%)	67.1	79.3	(15.4%)
Products	1.7	2.1	(19.0%)	2.2	2.0	10.0%
Natural Gas	2.3	1.5	53.3%	2.3	1.9	21.1%
Total sales to free trade zone	40.2	82.3	(51.2%)	71.6	83.2	(13.9%)

Total sales volume	758.0	713.3	6.3%	718.5	649.8	10.6%

The increase in sales as shown in the table is attributable to:

Local market (50.5% of total sales):

Local sales volume in 2010 increased 10.1% (does not include sales to free trade zones, which are considered exports starting 2010) over 2009 due to growing sales of:

•	Natural gas: Particularly as a result of higher electricity demand during the initial months of the year given the El Niño phenomenon.
•
Medium distillates: Resulting from an increase in the number of vehicles running on diesel. Additionally, the wider distribution of low sulfur content diesel beginning in January in Bogotá and in July in Medellín offset the decline in consumption of regular diesel.

•	Industrial and Petrochemicals: Resulting from higher sales due to greater economic activity.

In spite of the total sales increase, the sales of the following products decreased:

•
LPG: Lower sales resulted from the reduction in the availability of products demanded by clients, and the effects of a particularly harsh rainy season, which negatively impacted the distribution of LPG within the country.

•
Gasoline: The decrease in sales is explained by 1) the mandatory blend of 8% ethanol with gasoline sold in the Caribbean coast which became effective starting in 2010, and 2) the increasing number of vehicles running on diesel or natural gas as opposed to gasoline.

PRESS RELEASE

In terms of the fourth quarter of 2010, local sales fell by 6% compared to the same period of 2009. This decline primarily reflected a reduction in natural gas sales due to a decrease in thermal generation once the El Niño phenomenon had ended.

International market (49.5% of total sales):

The volume of crude exported was 33.8% higher in 2010 than in 2009. In particular, higher Castilla and South Blend crude exports during the year more than compensated for the decrease in exports of Vasconia crude. The crude oil destinations that grew the most were Central America, Canada, and Europe.

Natural gas exports to Venezuela in 2010 decreased 66.3% as compared to 2009 due to the restrictions on exports in order to meet increasing national demand during the El Niño phenomenon occurring during the first half of 2010.

November 2010 was a record month for export volume, reaching 449 MBOED. The growing trend in exports stemmed from the increase in crude production, which generated exportable surpluses.

The main destinations of Ecopetrol exports in 2010 were the following:

Export destinations - Crudes			Export destinations - Products
Destination	2010	2009	Destination	2010	2009
US Gulf Coast	59.7%	59.2%	US Gulf Coast	35.7%	42.4%
Far East	17.1%	15.9%	Caribbean	23.0%	10.7%
Central America	6.1%	1.6%	Far East	20.0%	16.8%
South America	5.7%	5.4%	US Atlantic Coast	12.0%	4.4%
US West Coast	4.5%	4.2%	Europe	4.5%	17.6%
Caribbean	2.5%	10.5%	South America	2.8%	1.8%
Africa	1.8%	1.3%	Central America	2.0%	6.3%
Canada	1.3%	0.6%		100.0%	100.0%
Europe	1.0%	0.6%
US Atlantic Coast	0.3%	0.7%
	100.0%	100.0%

Volumes sold to the Cartagena free trade zone, where our subsidiary, Reficar S.A. operates, fell due to a scheduled maintenance of the crude facility of the refinery during October and November of 2010.

c.	Prices

Prices	4Q 2010	4Q 2009%		2010	2009	%
WTI (average) (US$/Bl)	85.2	76.2	11.8%	79.5	61.8	28.6%
Export crude oil basket (US$/Bl)	78.4	69.2	13.3%	72.6	56.2	29.2%
Export products basket (US$/Bl)	73.3	68.4	7.2%	69.9	52.5	33.1%
Natural gas basket (US$/MMBTU)	4.0	2.3	73.9%	3.8	3.3	15.2%

PRESS RELEASE

During the year, the price of our export crude oil basket for exports grew 29.2%, mostly because of:

•	Higher Brent crude prices compared to the WTI in the second half of the year, which had a positive effect on the results of the negotiations of our crudes.
•	Higher volume of Castilla crude shipped to the Far East, at better prices
•	Lower refining margins in the United States that led the refineries to have a load richer in heavy crude, increasing its demand and its prices.
•
Higher price of South Blend crude because of 1) reduced availability of Alaska crude, which in turn can be explained by lower production and continued pipeline breaks, creating a market opportunity and 2) an increase in shipments to Chile.

During the fourth quarter of the year, Ecopetrol’s export crude oil basket rose 13.3%, which was higher than the WTI increase compared to the same period of 2009. The increase in crude price was associated with 1) the renewal of Castilla crude purchases by the main refineries in China and India, and 2) a 100 MBOD increase in light crude exports (Caño Limón and South Blend) compared to the fourth quarter of 2009.

The performance of the export products basket in 2010 was marked by a weakness in fuel oil prices in international markets versus the WTI. The main trends observed in the international markets during the year were:

•	Indexation of Ecopetrol exports against the Singapore and Rotterdam references, which were stronger.
•
Increase in the size of shipments abroad from 320 MBLS to 420 MBLS in order to take advantage of lower transportation costs on deliveries to the Far East. Nearly 45% of our fuel oil reached Singapore (either directly or indirectly).

The main trends during the fourth quarter were:

•	Higher fuel oil exports which resulted from our strategic goal of reducing inventories at the Barrancabermeja refinery in order to process more heavy crude.
•	Termination of high sulphur content diesel exports once the hydro-treatment plant began operations.

The price of the natural gas basket increased due to the recovery of the price of products to which regulated gas prices are indexed.

PRESS RELEASE

d.	Financial results

Unconsolidated Income Statement
(COP$ Billion)	4Q 2010 *	4Q 2009 *	%	Year ended December 31, 2010	Year ended December 31, 2009%
Local Sales	3,557.6	4,113.0	(13.5%)	13,428.6	14,441.8	(7.0%)
Export Sales	6,244.2	4,124.1	51.4%	21,859.4	12,248.4	78.5%
Sales of services	397.9	268.6	48.1%	1,373.1	983.8	39.6%
Total Sales	10,199.7	8,505.7	19.9%	36,661.1	27,674.0	32.5%
Variable Costs	3,247.0	3,129.5	3.8%	15,416.7	12,138.6	27.0%
Fixed Costs	1,807.4	1,993.8	(9.3%)	5,821.8	5,292.1	10.0%
Cost of Sales	5,054.4	5,123.3	(1.3%)	21,238.5	17,430.7	21.8%
Gross profit	5,145.3	3,382.4	52.1%	15,422.6	10,243.3	50.6%
Operating Expenses	693.8	676.3	2.6%	2,213.9	2,159.8	2.5%
Operating Profit	4,451.5	2,706.1	64.5%	13,208.7	8,083.5	63.4%
Non Operating Profit/(Loss)	(615.4)	(455.5)	35.1%	(1,782.7)	(881.1)	102.3%
Income tax	(1,094.0)	(559.2)	95.6%	(3,079.9)	(1,946.2)	58.3%
Net Income	2,742.1	1,691.4	62.1%	8,346.1	5,256.2	58.8%

Earnings per share (COP$)	$67.75	$41.79	62.1%	$206.22	$129.87	58.8%
EBITDA	4,664.2	2,963.6	57.4%	16,358.4	10,438.0	56.7%
EBITDA Margin	46%	35%		45%	38%

* Not audited, for illustration purposes only

The increase in total sales for the fourth quarter and full year 2010 compared to the same periods in 2009 was attributable to: 1) a rise in crude export volumes, and 2) better crude and product prices.

For the full year 2010, cost of sales increased 21.8% primarily because of a 27% increase in variable costs. The variation in this line item derived from 1) the increase in crude purchases by 5.6 MBOD and product imports by 21.1 MBOED (low sulphur content diesel and nafta as diluent for heavy crudes transportation) , and 2) higher amortization and depletion levels resulting from higher production in 2010 when compared to 2009 (COP$ 622 billion) as a result of the  capitalization of new investments. Fixed costs increased 10% owing to higher depreciation, contracted services, maintenance. and labor costs associated with higher production levels.

Cost of sales in fourth quarter 2010 decreased by 1.3% compared to fourth quarter 2009. This decline is the net result of: 1) 9.3% drop in fixed costs, caused mainly by a decline in amortization in actuarial valuation, taxes and contributions, and costs of non-capitalized projects; and 2) an 3.8% increase in variable costs due to higher naphtha imports for heavy crude and gasoline transportation, and an increase in transportation costs as a result of higher transported volumes.

The variation in final inventories of oil and other refined products in 2010 had a net positive effect given the capitalization of part of the costs incurred in the inventory, causing cost of sales to fall by COP$21 billion. The reduction in costs of sales during in the fourth quarter generated by the abovementioned effect amounted to COL $44 billion.

For the full year 2010, operating expenses were up 2.5%, due mainly to: 1) Higher commercialization expenses mainly because of financial aids to communities amounting to COP$70 billion for the protection of the Magdalenas´s river banks, 2) Payment of compensation for the non delivery of natural gas during the El Nino phenomenon for COP$56 billion, 3) higher non capitalized expenses for COP$ 133 billion, and 4) the amortization of goodwill of Offshore International Group, Ocensa, Hocol Limited and Propilco S. A’ for COP$33 billion. These increases were partially offset by a reduction in administrative expenses of COP$78 billion due to a reallocation of expenses to costs because 1) they were determined to be production related costs, and 2) lower exploration and project expenses for COP$37 billion as a result of successfully exploration efforts resulting in lower expenses due to the recognition of dry wells.

PRESS RELEASE

Fourth quarter 2010 operating expenses were 2.6% higher than the same period in 2009. The variation is explained by the increase in non-capitalized expenditures on: 1) seismic, 2) modernization of the Barrancabermeja refinery, 3) transportation systems, and 4) improvements in the recovery factor and characterization of smaller fields.

In the supply chain, the company implemented various initiatives in order to obtain savings that amounted to COP$1.0 trillion, 68.7% higher than those of 2009.

With these results, the operating margin for 2010 reached 35.7% compared to 29.2% in 2009. The same margin for the fourth quarter 2010 was 43.6%, compared to 31.8% in the fourth quarter 2009.

For the full year 2010, the non-operating results were a loss of COP$1.782 billion compared to a loss of COP$881 billion in 2009, mainly as consequence of the results of the subsidiaries that had a cumulative loss of COP$641 billion. The largest losses came from Ecopetrol America Inc for the recognition of Krakatoa as a dry well (COP$-226 billion), Ecopetrol Óleo e Gas do Brasil (COP$-211 billion), Ecopetrol Global Energy (COP$-318 billion), Reficar S.A. (COP$-150 billon) and the impairment of Offshore International Group’s goodwill (COP$-288 billion). Non-operating losses were partially offset by Hocol, which had net income of COP$233 billion.

Non-operating results had a net loss of COP$615.4 billion in fourth quarter 2010, explained by:

•	Loss in registered interests through the equity participation method in the amount of COP$473 billion.
•	Net provisions for COP$96 billion.
•	Net financial expenditures of COP$49 billion from interest expenses and decline in value of investment portfolios.
•	2010´s actuarial valuation expenditure update for COP$78 billion
•	Other expenditures for COP$310 billion (Including the impairment of Offshore International Group’s goodwill for COP$288 billion)
•
Foreign exchange gains for COP$42 billion (effect of the COP$ devaluation on the financial dollar-denominated securities portfolio). Net balance of dollar denominated cash and securities amounted to US$ 819 million as of December 31, 2010.

In total for 2010, net income was COP$8,346.1 billion, or COP$206.22 per share, a 58.8% increase over 2009. Net margin in 2010 was 22.8% as compared to 19.0% in 2009. EBITDA margin increased from 38% in 2009 to 45% in 2010.

Strong operating and non-operating results, as well as higher prices, helped Ecopetrol’s net income increase by 62.1% in the fourth quarter of 2010, as compared to the same quarter in 2009, to a total COP$2,742 billion. Net margin was 26.9% compared to 19.9% in fourth quarter 2009. EBITDA margin increased from 35% in fourth quarter 2009 to 46% in fourth quarter 2010.

PRESS RELEASE

e.	Cash flow

Col$ Billion*	4Q 2010	4Q 2009	2010	2009
Initial Cash	6,798.5	7,794.4	4,840.3	12,065.5
Cash generated from operations (+)	9,396.6	9,850.8	35,852.4	32,038.5
Cash used in operations (-)	(7,665.6)	(7,036.1)	(24,805.8)	(22,831.3)
Capex (-)	(3,428.0)	(3,278.6)	(7,591.7)	(7,546.2)
Acquisitions (-)	-	-	(1,161.0)	(5,150.2)
Dividend payments (-)	(1,214.2)	(2,938.2)	(3,683.0)	(8,902.5)
New debt (+)	1,000.0	-	1,000.0	5,273.8
Other inflows (+/-)	466.1	406.7	1,434.1	1,166.8
Fx differences (+)	252.7	120.8	(279.2)	(1,194.6)
Final Cash	5,606.1	4,919.8	5,606.1	4,919.8

*For purposes of registration, the balances in U.S. dollars are converted to Colombian pesos each month at the average exchange rate. The initial cash in each quarter is calculated at the average first month rate and final cash is calculated with the average rate of the last month of the quarter.

As of December 31, 2010, total cash equivalents and investments amounted to COP$5.6 trillion, including COP$ 124.2 billion in the portfolios of securities held to maturity.

f.	Segment results

Segment results
COP$ Billion
	E&P		Refining		Transportation		Sales and Marketing
	4Q-10	2010	4Q-10	2010	4Q-10	2010	4Q-10	2010
Domestic Sales	3,072.6	10,307.7	3,432.9	12,453.4	771.7	3,019.3	253.5	1,002.4
International Sales	3,551.5	12,396.2	721.1	2,616.6	-	-	1,971.6	6,846.6
Total Sales	6,624.1	22,703.9	4,154.0	15,070.0	771.7	3,019.3	2,225.1	7,849.0
Operating Income	4,088.4	12,483.0	(172.1)	(552.3)	212.9	768.9	322.4	509.1
Operating Margin	61.7%	55.0%	(4.1%)	(3.7%)	27.6%	25.5%	14.5%	6.5%
Net Income	2,692.5	8,362.5	(252.9)	(783.1)	114.8	542.3	187.8	224.4
Net Margin	40.6%	36.8%	(6.1%)	(5.2%)	14.9%	18.0%	8.4%	2.9%
EBITDA	4,164.2	15,034.2	(87.5)	(218.3)	265.1	1,033.9	322.4	508.6
Ebitda Margin	62.9%	66.2%	(2.1%)	(1.4%)	34.4%	34.2%	14.5%	6.5%
Note: The report by segment is calculated based on transfer prices between business units, using as benchmark export parity prices.

Exploration and Production:

The exploration and production segment had net income of COP$8,362.5 billion in 2010, due to higher volumes produced and better prices of the product basket compared to the prior year. In the fourth quarter of 2010, the segment accounted for COP$2.692,5 billion of the company’s net income. Ebitda margin for the segment was 66.2% in 2010 and 62.9% during the fourth quarter.

The lower margin in the last quarter of 2010 is the result of higher: 1) contracted and associated services as well as maintenance given the increased activity, 2) naphtha imports, 3) project expenses, mainly seismic acquisition, increases of the recovery factor in the south of the Colombia, minor fields and the increase of LPG Cupiagua plant capacity.

PRESS RELEASE

Refining:

The refining segment had a loss of COP$783.1 billion in 2010, COP$252.9 corresponds to the fourth quarter, owing primarily to the high cost of raw materials when compared to revenues and to non-operating losses regarding subsidiary companies, provisions and taxes. Ebitda margin for the full year was -1.4%, and -2.1% in the fourth quarter.

Ecopetrol is implementing an integrated strategy in order to optimize costs on the refining segment which will allow the Company to: 1) improve contractual processes to obtain savings in maintenance, 2) reduce energy consumption as well as chemicals and raw materials, 3) optimize cost and length of plant stoppages, 4) reduce the cost of refinery load, and 5) reduce low sulphur content diesel imports given the commencement of operations of the hydro-treatment plant.

Transportation:

The transportation segment had net income of COP$542.3 billion in 2010, as a result of higher crude volumes transported, both by pipeline as well as tank cars. Higher fixed costs came mainly from higher maintenance due to damages from the rainy season in the final months of the year. Ebitda margin was 34.4% in the fourth quarter and 34.2% for full year 2010. Net income in the fourth quarter amounted to COP$114.8 billion.

Supply and Marketing:

In 2010 the segment had net income of COP$224.4 billion, COP$187.8 corresponding to the fourth quarter. The results are mainly the effect of higher exported volumes and better prices during the quarter. Ebitda margin for the year 2010 was 6.5%, and 14.5% for the fourth quarter.

g.	Balance Sheet

Unconsolidated Balance Sheet
(COP$ Billion)	At December 31, 2010	At December 31, 2009%
Current Assets	9,497.2	9,596.5	(1.0%)
Long Term Assets	55,628.8	43,495.9	27.9%
Total Assets	65,126.0	53,092.4	22.7%
Current Liabilities	9,288.6	6,772.0	37.2%
Long Term Liabilities	14,309.5	13,617.2	5.1%
Total Liabilities	23,598.1	20,389.2	15.7%
Equity	41,527.9	32,703.2	27.0%
Total Liabilities and Shareholders´ Equity	65,126.0	53,092.4	22.7%

Debit Memorandum accounts	116,788.8	86,806.5
Credit Memorandum accounts	92,600.8	50,092.7

As of December 31, 2010, Ecopetrol’s total assets amounted to COP$65.1 trillion, an increase of 22.7% compared to the same period of 2009.

Contributing substantially to the increase were non-current assets represented by 1) an increase in portfolio investments, 2) interest in subsidiaries according to the equity method, 3) a 26.7% increase in property, plant and equipment, and 4) a 67% increase in valuation of fixed assets based on a general appraisal in 2010, and the termination and extension of contracts.

PRESS RELEASE

Liabilities totaled COP$23.5 trillion, or 36% of total assets. Financial obligations were COP$6.6 trillion and included 1) finance loans with 11 national Banks totaling COP$2.2 trillion, 2) external debt bonds for US$1.5 billion (COP$2.8 trillion) and, 3) domestic debt bonds for COP$1.0 trillion, issued in December 2010. Financial obligations accounted for 28% of total liabilities and 10% of total assets.

The COP$3.2 trillion (15.7%) increase in liabilities compared to 2009 was mostly attributable to: 1) increase in financial debt by COP$1.2 trillion, 2) higher income tax provision (COP$1.1 trillion) based on higher income last year, 3) accounts payable for COP$738 billion and, 4) higher actuarial liability for healthcare and education for COP$ 145 billion.

Equity was COP$41.5 trillion at December 2010 compared to COP$32.7 trillion at the end of 2009. The increase was mostly the net result of 1) a valuation surplus recognition of COP$3.9 trillion, 2) higher earnings in 2010 of COP$3.1 trillion, 3) a COP$0.5 trillion increase from the equity method surplus, and 4) lower valuations of property, plant and equipment for COP$0.4 trillion.

II.	Business aspects

a.	Exploration

Ecopetrol S.A. exploration activities in Colombia:

The following exploratory drilling took place in Colombia in 2010:

Ecopetrol S.A. drilling activity in 2010

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A-3A	13	4	2	7
Stratigraphic	10	6	0	4

Of the 13 A-3 exploratory wells drilled in Colombia during the year in which Ecopetrol has interests, four had a hydrocarbon presence (Rio Zulia West-3, Quifa-6, Oripaya-1, and Akacias-1), and as of December 31, 2010 two more (Tinkhana-1 and Ambar-1) were still being evaulated to determine the presence of hydrocarbons. The exploratory success rate was 36.4% (not including these last two wells).

Ten stratigraphic wells were drilled during the year, with hydrocarbons evidence in six of them (Mago- 1x and Draco- 1x on Caño Sur block; and Quifa 26X, Quifa 24X, Quifa 22X and Quifa 20X on the Quifa block).

PRESS RELEASE

Ecopetrol S.A. drilling activity
4Q 2010

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A-3 National	4	1	2	1
Stratigraphic	2	2	0	0

During the fourth quarter of 2010, Ecopetrol finished drilling four exploratory wells, three of them operated directly by the company. The Akacias well, located on Block CPO-9 in Llanos Orientales and in which Ecopetrol has a 55% interest, was confirmed productive. Tinkhana-1 well (100% Ecopetrol) located in the Area Occidental block in Putumayo was under evaluation at year-end 2010. In February, 2011 Ecopetrol confirmed hydrocarbon presence in this well.

Serrana-1 well in Caño Sur block, in which Ecopetrol has a 50% working interest, was plugged and abandoned. The fourth well of the quarter, Ambar-1 in Quifa block, in which Ecopetrol has a 30% investment but is not the operator, is pending assessment.

During the fourth quarter 2010, Ecopetrol drilled two stratigraphic wells in partnership with Shell in the Cano Sur block: Mago and Draco. The information confirmed the presence of hydrocarbons in the area.

At of the end of the fourth quarter 2010, Ecopetrol, acting as operator, was drilling three exploratory wells in Colombia: Rumbero-1 in Playon Block, Kaxan Norte-1 in San Gabriel Block, and Puertos-1 in Caño Sur Block. The company is also participating as non-operator in the drilling of Rio Zulia West-4 on the Gonzalez block, operated by TPIC, and the stratigraphic well Ambar-3 on the Quifa block, operated by Meta Petroleum.

Hocol, a subsidiary of Ecopetrol, drilled 9 wells during the year, 3 of them in the last quarter. None have shown presence of hydrocarbons.

International Exploration:

In 2010, six exploratory international wells were drilled by subsidiaries of Ecopetrol. Out of the six, five were plugged and abandoned.TheItauna well, located on BM-C-29 block in Brazil, operated by Anadarko, in which Ecopetrol has a 50% interest, evidenced the presence of hydrocarbons. The well is currently being evaluated.

International drilling activity in 2010

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
International	6	1	0	5

During the fourth quarter, Ecopetrol participated in the drilling of three exploratory wells. The first was the Runtusapa well in Block 101in Peru (30% interest owned by Ecopetrol), in partnership with the operator Talisman, which was plugged and abandoned; the second well was the above-mentioned Itauna well and; the third one was the Krakatoa well in the U.S. Gulf Coast that was declared dry by the operator Statoil (Ecopetrol holds a 30% interest).

PRESS RELEASE

International drilling activity
4Q 2010

Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
International	3	1	0	2

Savia Peru, a subsidiary in which Ecopetrol holds a 50% interest, drilled the exploratory well RC16XD which showed evidence of hydrocarbons.

Seismic:

Total seismic information acquired in 2010 (25,120 equivalent kilometers) increased by 59.5% when compared to 2009 (15,751 equivalent kilometers), mainly attributable to the purchase of seismic information for the U.S. Gulf Coast.

During the fourth quarter of 2010, 1,701 kilometers equivalent of seismic data were acquired in Colombia, mainly in the Llanos Orientales and in the Mid Magdalena Valley. Additionally, the equivalent of 2,116 kilometers of international seismic information were acquired, most of them by Savia in Peru.

Seismic Activity - Ecopetrol's participation (KM Eq)
	4Q10	4Q09%		2010	2009	%
Direct	670	1,652	(59.4%)	1,965	3,095	(36.5%)
Joint ventures	89	1,208	(92.6%)	2,850	1,338	113.0%
Hocol	942	680	38.5%	1,676	799	109.8%
International	123	4,562	(97.3%)	11,146	4,810	131.7%
Savia	1,993	1,714	16.3%	7,483	5,709	31.1%
Total	3,817	9,816	(61.1%)	25,120	15,751	59.5%

b.	Production

Corporate Group Production:

The Corporate Group reached production for 2010 of 615.9 MBOED in 2010, a 18.3% increase when compared to the Group’s production in 2009.

In 2010, Ecopetrol’s direct production was 94.1% of group production; Hocol, 4.4%; Savia, 1.2%; and Ecopetrol America, 0.3%. Subsidiary production increased by 66.2% over the previous year (Hocol and Savia´s production was integrated in the first and second quarter of the year respectively).

PRESS RELEASE

CORPORATE GROUP'S PRODUCTION

Ecopetrol S.A. gross oil and gas production (mboed)	4Q 2010	4Q 2009%		2010	2009	%
Crude Oil	511.1	440.0	16.2%	481.9	405.8	18.8%
Natural Gas	97.9	100.3	-2.4%	97.6	92.9	5.1%
Total	609.0	540.3	12.7%	579.5	498.7	16.2%

Hocol	4Q 2010	4Q 2009	%	2010	2009	%
Crude Oil	29.3	24.4	20.1%	25.9	13.8	87.7%
Natural Gas	1.0	2.0	-50.0%	1.1	0.9	22.2%
Total	30.3	26.4	14.8%	27.0	14.7	83.7%
* Includes royalties
Savia	4Q 2010	4Q 2009	%	2010	2009	%
Crude Oil	6.4	6.3	1.6%	6.4	5.3	20.8%
Natural Gas	1.4	1.2	16.7%	1.1	0.9	22.2%
Total	7.8	7.5	4.0%	7.5	6.2	21.0%

Ecopetrol America INC (K2)	4Q 2010	4Q 2009	%	2010	2009	%
Crude Oil	1.8	1.7	5.9%	1.7	0.9	88.9%
Natural Gas	0.2	0.2	0.0%	0.2	0.1	100.0%
Total	2.0	1.9	5.3%	1.9	1.0	90.0%

Total Group's production	649.1	576.1	12.7%	615.9	520.6	18.3%

Ecopetrol S.A. Production:

The annual gross production in 2010 exceeded expectations reaching 579.5 MBOED (481.9 MBOED of crude and 97.6 MBOED of gas), which represents an increase of 16.2% compared to 2009. Ecopetrol´s gross equivalent production in the fourth quarter of 2010 was 609.0 MBOED (83.9% crude), a 12.7% increase compared to the 540.3 MBOED produced in same period in 2009.

Production per crude
	4Q 2010	4Q 2009%		2010	2009	%
Light crudes	53.3	43.9	21.4%	48.0	44.2	8.6%
Medium crudes	222.4	220.7	0.8%	223.5	214.7	4.1%
Heavy crudes	235.4	175.4	34.2%	210.4	146.9	43.2%
Total	511.1	440.0	16.2%	481.9	405.8	18.8%

During 2010, heavy crude production accounted for 43.7% of total crude production compared to 36.2% for 2009. The fields with the highest production of heavy crude were Castilla and Chichimene (Ecopetrol holding a 100% interest), with 98.4 and 19.1 MBOED respectively in 2010. In association operations, Rubiales and Quifa assets represented 71.8 MBOED of the Ecopetrol´s gross production.

Gas production increased 5.1% compared to 2009, driven mainly by the Chuchupa and Ballena fields (operated by Chevron) with a production of 67.9 MBOED (Ecopetrol´s share). Additionally, it is important to highlight the expected incorporation of gas volumes available for sale from the plants LTO II (70 MMCFD), and Gibraltar (36 MMPCFD), which will be available in 2011.

In October, the Casabe Sur Field was declared commercially viable by Ecopetrol, with an expected production of 5.5 MBOED for 2012.

During the fourth quarter, a total of 259 wells were drilled, 27% operated by Ecopetrol. In 2010, 781 wells were drilled, an increase of 194 compared to 2009. Direct operations increased the drilling by 34 wells, a 22% increase over the previous year.

PRESS RELEASE

Development wells
	2010			2009			2009 - 2010
Region	Direct wells	In partnership wells	Total	Direct wells	In partnership wells	Total	%
Magdalena	58	322	380	100	249	349	9.0%
Central	121	200	321	46	115	161	99.0%
North east	-	5	5	-	6	6	(17.0%)
Catatumbo Orinoquia	-	18	18	4	12	16	13.0%
South	12	40	52	7	48	55	(5.0%)
Minor fields	-	5	5	-	-	-	0.0%
Total	191	590	781	157	430	587	33%

Lifting costs for Ecopetrol:

The lifting cost per barrel equivalent produced by Ecopetrol S.A. was US$7.99 for 2010, an increase of US$0.76. compared to 2009 that was due to:

•	Increased maintenance and operating costs from work-overs (US$0.87/BL)
•	Revaluation of the Colombian Peso vs. the U.S. dollar (US$0.94/BL)
•	Higher production volume (US$-1.05/BL).

c.	Refining

Barrancabermeja Refinery:

The utilization factor of the refinery averaged 81.8% in 2010 compared to 80.7% in 2009. Through-put increased 3.8% due to the opening of the hydro-treatment plant in August.

Through-put was higher by 3.3% in the fourth quarter 2010 than the same period the previous year, with a utilization factor of 93% compared to 81% for the fourth quarter of 2009.

Refinery runs
Mbod	4Q 2010	4Q 2009%		2010	2009	%
Barrancabermeja	236.7	229.2	3.3%	225.4	217.1	3.8%

The economic evaluation for the Modernization Plan for the Barrancabermeja refinery keeps going as well as the internal processes. With the arrival of the UF/RO (Ultra Filtration-Reverse Osmosis) water plant, the Industrial Services Master Plan achieved a completion rate of 29.3%.

PRESS RELEASE

Costs and margins for the Barrancabermeja Refinery:

The cash cost per refined barrel was US$5.67 in 2010, US$0.28/BL less than in 2009 as a result of: 1) higher runs (-US$0.23/BL), 2) cost optimization initiatives (-US$0.72/BL) and 3) the effect of the peso revaluation (+US$0.67/BL).

The Barrancabermeja refinery gross margin (average sale price minus average purchase price) in 2010 was US$7.70/BL, compared to US$4.41/BL during 2009. The higher margin is explained by the increase in product differential of US$4.97/BL, while raw materials grew US$1.68/BL.

Reficar S.A. (Refinería de Cartagena):

The utilization factor of the refinery was 77.4% in 2010 compared to 92.3% in 2009. Throughput fell 15% due to maintenance of the crude and visbreaker units in October.  Additionally, the cracking unit had technical stoppage in November.

Due to the maintenance stoppages mentioned previously, the utilization factor of the refinery reached 57% compared to 90.8% in the same period in 2009.

Refinery runs
Mbod	4Q 2010	4Q 2009%		2010	2009	%
Cartagena	36.2	78.3	(53.8%)	67.0	78.8	(15.0%)

The Master Development Plan at the Cartagena Refinery was 17.5% complete as of December 2010.

Petrochemicals:

Propilco finished a project to increase its capacity by up to 500 thousand tons per year. In addition, expansion was completed of the COMAI propylene purification tower (a 100%-owned subsidiary of Propilco), with capacity increased to 330 thousand tons per year in 2010 (up from 180 thousand tons per year in 2009).

Additionally, the conceptual engineering phase was completed for our petrochemical infrastructure expansion plan. The business model for economic evaluation is currently under preparation.

d.	Transportation

Transported volumes:

In 2010, an average of 1,035.8 MBOD were transported (74.4% crude and 25.6% refined products), a 29.6% increase compared to 799.5 MBOD in 2009. The drivers for growth were higher volumes of: 1) crudes for export, 2) JET-A1 due to a higher demand in the local market, 3) ecological diesel (blend with 2% biodiesel) to meet higher internal demand, and 4) naphtha for the Llanos Orientales region required to transport heavy crudes.

In the fourth quarter of 2010, an average of 1,053.3 MBOD were transported, 18.3% higher than in the same quarter of 2009.

PRESS RELEASE

Expansion of transportation infrastructure:

The projects ended in 2010 were:

•	Oil pipelines:
▪	Castilla-Apiay: Increase in pumping capacity from 80 to 140 MBOD due to the new Castilla diesel unit as well as the increased speed of electric motors.
▪	Apiay-Monterrey: Increase in pumping capacity of the 20” line from 160 to 210 MBOD.
▪	Ocensa Segment II: Increase in pumping capacity from 460 to 530 MBOD.
▪	El Viento - Cusiana (ODL): Mechanical installation of a 24” pipeline.
▪	Caño Limón – Covenas: Installation and starting of operations of an injection system at Ayacucho for the pipeline that increased transportation capacity by 40 MBOD.
▪	Vasconia – Barrancabermeja: Increase in the pumping capacity of the 20” line from 140 to 160 MBOD.
▪	Galan – Ayacucho: Increase in the operating capacity of the 18” line from 52 to 72 MBOD.

•	Multipurpose pipelines:
▪
Pozos Colorados – Galan: Increase in pumping capacity from 45 MBOD to 70 MBOD. Connection of 87 kilometers of pipeline that were being replaced in the Ayacucho sector and began laying down the new underwater return line at the Pozos Colorados terminal.

•	Storage facilities:
▪	Vasconia station: Increase of 240 thousand barrels in storage capacity.
▪	Altos de Porvenir station: Completion of the mechanical installation of a 170 thousand barrels storage tank.
▪	Other projects: Restoration of the storage capacity of 160 MBO in Orito, 50 MBO in Araguaney and 45 MBO in Puerto Salgar.

•	Multipurpose pipelines:
▪
Pozos Colorados – Galan: Increase in pumping capacity from 45 MBOD to 70 MBOD. Connection of 87 kilometers of pipeline that were being replaced in the Ayacucho sector and began laying down the new underwater return line at the Pozos Colorados terminal. 152km are already operating.

•	Others:
▪	Ayacucho unloading facility: Optimization of existing unloading docks expanding capacity from 8 to 10 MBOD. Construction of new unloading docks which will increase the capacity by 20 KMBOD.
▪	Banadía unloading facility: Optimization of existing unloading docks at Banadia expanding capacity from 3 to 10 MBOD. Construction of new unloading docks, which will increase capacity by 40 MBOD.

Projects currently in execution during 2011 are:

▪	Castilla-Apiay: Increase in pumping capacity from 140 to 210 MBOD due to the new Castilla diesel unit as well as the increased speed of electric motors.
▪	Ocensa Segment II: Increase in pumping capacity from 530 to 560 MBOD.
▪	Vasconia – Barrancabermeja: Increase in the pumping capacity of the 20” line from 160 to 220 MBOD.

PRESS RELEASE

•	Multipurpose pipelines:
▪	Pozos Colorados – Galan: Increase in pumping capacity from 70 MBOD to 120 MBOD.
▪
Poliducto Andino: The construction of the Andean multi-use pipeline has been completed for 80 kilometers out of the total planned 132 kilometers. Additionally, all permits required for crossing roads were granted by all government agencies.

•	Storage facilities:
▪	Altos del porvenir: New tank start of operations

•	Others:
▪	Ayacucho and Banadía unloading facilities: Start of operations at total capacities 2011 (Ayacucho 20 MBD and Banadía 40 MBD)

Transportation costs:

Transportation costs were COP$ 8.41/BKM in 2010, COP$ 0.72/BKM less than in 2009 due to 1) higher volumes transported during the year (COP$ -1.42/BKM), and 2) an increase in operations from the higher volumes transported (COP$ 0.68/BKM).

Oleoducto Bicentenario (Bicentennial Oil Pipeline):

In August of 2010, the company Oleoducto Bicentenario de Colombia S.A.S. was incorporated with the participation of seven shareholders: Ecopetrol (55.0%), Pacific Rubiales Energy (32.9%), Petrominerales Colombia Ltd. (9.65%), Hocol S.A. (0.96%), Rancho Hermoso S.A. (0.50%),  C&C Energía Ltd. (0.50%) and Vetra Exploracion y Produccion Colombia S.A.S. (0.50%).

As of December 2010, the activities that had been completed were: 1) agreement on the investment framework in which the parties, including Ecopetrol, commit the capital funding for the initial phases, 2) filing of additional information required for license approval by the Ministry of Environment, Housing and Regional Development, 3) completion of the basic engineering of Araguaney – Banadía line, and 4) evaluation of the contractual strategy for the detail engineering of the stations Araguaney – Banadía.

e.	Biofuels

Ecodiesel Colombia S.A.:

Ecodiesel began operations in June 2010. During the second quarter, it sold approximately 38,050 tons of biodiesel, of which 30,500 tons were sold to the Barrancabermeja refinery to be blended (at a 2% ratio) with regular diesel.

Bioenergy:

The Ecopetrol Corporate Group increased its stake in Bionergy from 79.9% to 88.6%, with an investment of US$ 25.2 million. The financing of the project was completed, as local banks granted credit lines, and structuring of financial leases.

In addition, the company obtained the following milestones: 1) more than 1,000 hectares of sugarcane were planted, 2) supply contracts for 30% of required raw material, 3) free zone status was granted, and 4) The engineering, purchase and construction contract was signed (EPC Contract).

PRESS RELEASE

f.	2010 investment plan

Total investment in 2010 reached US$6,031 million of which US$5,416 million went to organic investments, a 37.4% growth when compared to 2009. Additionally, the acquisition of a 51% stake in BP Exploration Company Colombia Limited, announced on August 2010, was approved by regulators and concluded on January 2011.

The breakdown of the investment was:

50.9% to production (US$3,069.5 million), 13.5% into transportation (US$814.3 million), 10.2% to refining and petrochemicals (US$616.7 million), 10.2% for acquisitions (US$614.7 million), 8.7% for affiliate companies and other (US$521.7 million), 4.5% to exploration (US$272.2 million), and the remaining 2.0% to corporate segment and other (US$121.9 million).

CAPEX
Segment	CAPEX 2010	CAPEX 2009	2010 V.S 2009
Production	3,069.5	2,188.7	40.2%
Exploration	272.2	472.8	-42.4%
Refining & Petrochemicals	616.7	516.9	19.3%
Transportation	814.3	613.5	32.7%
Corporate	121.9	143.4	-15.0%
Acquisitions	614.7	2,398.4	-74.4%
Subsidiaries and other	521.7	7.9	6503.8%
Total	6,031.0	6,341.6	-4.9%

g.	ADR listing on Toronto Stock Exchange

On August, 2010 the Company listed its ADRs (American Depositary Receipts) on the Toronto Stock Exchange under the ticker “ECP”. The ADR is the most suitable security for Canadian investors, with increasing interest in Colombia and in Ecopetrol, to follow the company and make their investments. This new listing is an important step forward in Ecopetrol’s capital markets positioning strategy. The ADR also trades in the New York Stock Exchange and the Lima Stock Exchange.

III.	Corporate social responsibility

a.	Stakeholders and Awards

During 2010, Ecopetrol was involved in various activities designed to strengthen relations with stakeholders, among them: 1) a shareholder meeting 2) town hall meetings in Yopal, El Centro and Neiva; 3) the first Corporate Responsibility Forum; 4) second sustainability performance evaluation in accordance with the Dow Jones Sustainability Index, where Ecopetrol is ranked among the top 20% of the companies evaluated; 5) consolidation of the Human Rights committee and definition of the tactical Human Rights plan; 6) expansion of OPC (Citizen Participation Office) coverage in the Caribbean and northeast region; 7) participation in the Latin American Roundtable on Corporate Government; 8) Announcement of a corporate social responsibility strategy with regional coverage through workshops and interactive modules; and 9) the first Sustainability Report was completed in accordance with GRI G3 standards.

PRESS RELEASE

Among important awards received by Ecopetrol in 2010 were: 1) first place in the national transparency index; 2) the best company to work for in Colombia; 3) the most admired company by Colombian Leaders (Cifras y Conceptos); 4) the most admired and best managed company in Colombia (Datexco); 5)  best company website  (Colombian Association of Internet Users).

b.	HSE (Health, Safety and Environment) Performance

One of the highlights in 2010 was the company´s environmental engagement within its strategic framework, articulating programs on biodiversity, climate changes and eco efficiency. Additionally, there was an important improvement in environmental performance as result of reducing number of incidents affecting air, soil and water quality, from 116 to 41 during this period.

The company’s accident index was 1.56 (incidents per million of labor hours) compared to 1.24 in 2009. In order to assure the achievement of the goals set in 2011 (new environmental challenges and increased awareness of health care of our employees) the company will continue to strengthen the following initiatives: 1) Adjustments to the operational model related to the Governance and management framework, operational control and HSE performance assessments, according to the new dimensions of its operations and projects; 2) Cornerstone culture model. “Compromiso con la vida,” as an integral component of the company´s culture; 3) Management of critical HSE proficiencies focused on full-time and contracted personnel; 4) Strengthening of the HSE management framework for contracted activities; 5) Development of the second phase of the improvement on industrial security program and its processes, adopting risk management best practices.

c.	Science and technology

As a result of the application of 22 technological solutions between the ICP and the operational areas of the company, certified economic benefits were generated by the business areas in the amount of US$ 707.3 million.

In 2010, positive results were obtained in knowledge management; Ecopetrol was nominated for the MAKE (Most Admired Knowledge Enterprises) award, an honor it shares in Latin America only with Petrobras and, at the global level, 48 other companies. Is the first time than a Colombian company is nominated for this award.

In 2010, four new patents were granted to the company (two in Nigeria and two in Colombia) bringing the total to 21 patents. Also 15 intellectual property patents were registered, reaching a total of 117, and nine new trademarks were granted, to a total of 31.

d.	Social investment

During 2010, Ecopetrol committed COP$159 billion to social investments, compared to COP$135 billion in 2009. The investment budget was allocated to different regions where the company has a presence, through Responsible Operating Projects and Territorial Development Projects. The Responsible Operating Projects reached the amount of COP$56 billion and were implemented in surrounding areas where the investment projects of the company have been developed. The Territorial Development Projects has the goal of impacting the development of the regions where the company operates, focusing on three lines: 1) Culture and Education, 2) Regional Competitiveness, and 3) Citizenship and Democracy. In terms of alliances and social institutional networks, in 2010 Ecopetrol managed resources with other entities at a ratio of COP$4.3 per COP$1 invested by Ecopetrol in territorial development projects.

PRESS RELEASE

IV.	Financial results of Ecopetrol and subsidiaries (consolidated)1

The following are Ecopetrol’s consolidated financial results:

Consolidated Income Statement
(COP$ Billion)	4Q 2010*	4Q 2009*	%	Year ended December 31, 2010	Year ended December 31, 2009%
Local Sales	4,336.2	2,896.5	49.7%	16,136.6	12,945.5	24.7%
Export Sales	6,866.2	5,691.8	20.6%	23,883.9	16,345.9	46.1%
Sales of services	441.7	397.7	11.1%	1,947.8	1,113.1	75.0%
Total Sales	11,644.1	8,986.0	29.6%	41,968.3	30,404.4	38.0%
Variable Costs	4,174.5	3,096.2	34.8%	18,613.7	13,394.2	39.0%
Fixed Costs	2,301.7	2,295.6	0.3%	7,345.3	6,511.9	12.8%
Cost of Sales	6,476.2	5,391.8	20.1%	25,959.0	19,906.1	30.4%
Gross profit	5,167.8	3,594.2	43.8%	16,009.3	10,498.3	52.5%
Operating Expenses	1,216.2	1,214.7	0.1%	3,130.5	2,625.0	19.3%
Operating Profit	3,951.6	2,379.5	66.1%	12,878.8	7,873.3	63.6%
Non Operating Profit/(Loss)	(147.5)	(38.4)	284.2%	(1,386.2)	(622.5)	122.7%
Income tax	1,107.5	606.3	82.7%	3,238.7	2,114.0	53.2%
Minority interest	(5.1)	13.4	(137.8%)	107.5	4.8	2,139.5%
Net Income	2,701.6	1,721.4	56.9%	8,146.5	5,132.0	58.7%

EBITDA	4,632.2	3,327.8	39.2%	16,699.5	11,429.9	46.1%
EBITDA Margin	40%	37%		40%	38%

* Not audited, for illustration purposes only

The higher contributions of the subsidiaries (not including the effect of eliminations) in total sales during 2010 came from: Cartagena Refinery (COP$4.9trillion), Hocol (COP$2.5 trillion), Propilco (COP$1.3 trillion), and Ocensa S.A. (COP$1.1 trillion).

Among the subsidiaries, the highest net income came from: Ocensa (COP$277.5 billion), Hocol (COP$232.8 billion), and Propilco (COP$65.4 billion). Higher net losses were reported by Ecopetrol America (COP$543.2 billion), Cartagena Refinery (COP$305.2 million), and Ecopetrol Brazil (COP$211.5 billion).

1 For purposes of fourth quarter 2010 consolidation, the following affiliate results, in addition to Ecopetrol’s, have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Oleoducto Bicentenario, Ocensa S.A., Reficar S.A., Ecopetrol Capital AG and Ecopetrol Transportation Investments.

Consolidated financial statements for fourth quarter 2009 include the following subsidiaries: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., and Reficar S.A.

PRESS RELEASE

Ecopetrol Peru, Ecopetrol Brazil, Ecopetrol America, and Bioenergy did not report any income as they are in pre-operating stage or undergoing exploratory activities (without any production except Ecopetrol America with 1.9 MBOED). Transportation subsidiaries (crudes and products) reported benefits to the group via lower transportation costs.

Under the equity participation method, Offshore International Group contributed a net income of COP$54.6 billion and Invercolsa of COP$27.9 billion.

Corporate Group´s EBITDA for 2010 reached COP$16,7 trillion, which represents an EBITDA margin of 40%, mainly because of the operational results.

For the fourth quarter 2010, higher net income came from: Hocol (COP$50.5 billion), Propilco (COP$21.9 billion) and ODL with (COP$21.4 billion). Higher losses came from: Ecopetrol America (COP$276.3 billion) and the Cartagena Refinery with (COP$259.4 billion).

EBITDA for the fourth quarter was COP$4,632.2 billion, a 40% EBITDA margin.

Consolidated Balance Sheet
(COP$ Billion)	At December 31, 2010	At December 31, 2009%
Current Assets	12,629.7	12,117.8	4.2%
Long Term Assets	56,139.7	43,441.7	29.2%
Total Assets	68,769.4	55,559.5	23.8%
Current Liabilities	10,042.6	7,470.2	34.4%
Long Term Liabilities	16,912.6	14,578.0	16.0%
Total Liabilities	26,955.2	22,048.2	22.3%
Equity	41,328.2	32,570.0	26.9%
Minority interest	486.0	941.3	(48.4%)
Total Liabilities and Shareholders´ Equity	68,769.4	55,559.5	23.8%

Debit Memorandum accounts	119,039.6	87,959.5
Credit Memorandum accounts	96,981.0	50,925.3

V.	Presentation of results

On Tuesday, March 1st, Ecopetrol’s management will offer two webcast presentations to discuss fourth quarter and full year 2010 results:

In Spanish	In English
March 1st, 2011	March 1st, 2011
2:00 p.m. Bogota-Lima	3:30 pm Bogota-Lima
2:00 p.m. New York-Toronto	3:30 p.m. New York-Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please access the site 10 minutes prior to the start of the presentation in order to download any necessary software. A copy of the webcast will remain available for one year after the live event.

PRESS RELEASE

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) is the largest company in Colombia in terms of revenue, profit, assets and shareholders’ equity. Ecopetrol is Colombia’s only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast.  Its affiliates include Propilco, as well as Black Gold Re Ltda., Ecopetrol Oleo e Gas do Brazil Ltda., Ecopetrol America Inc., Ecopetrol del Peru S.A., Hocol, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia, Ecopetrol Transportation Investments, Ecopetrol Capital AG  and Refineria de Cartagena. Ecopetrol is one of the 40 largest oil companies in the world and one of the four principal oil companies in Latin America. It is majority owned by the Republic of Colombia, and its shares are traded on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE) through its ADR and on the Bolsa de Valores de Lima (BVL) under the symbol EC. The company divides its operations into four business segments that include exploration and production, transportation, refining and sales and marketing.

For more information on Ecopetrol, visit www.ecopetrol.com.co

Forward-looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

Contact information:

    Investor Relations Director
Alejandro Giraldo
    Telephone: +571-234-5190
    Fax: +571-234-5628
    E-mail: investors@ecopetrol.com.co

    Media Relations (Colombia)
    Jorge Mauricio Tellez
    Telephone: + 571-234-4329
    Fax: +571-234-4480
    E-mail: mauricio.tellez@ecopetrol.com.co

PRESS RELEASE

VI.	Exhibits

Income Statement
Ecopetrol S.A.

COP$ Million	4Q-10 *	4Q-09 *	%	3Q-10 *	2010	2009 (2)%
Income
Local Sales	3,557,612	4,113,008	(13.5%)	3,115,437	13,428,646	14,441,804	(7.0%)
Export Sales	6,244,186	4,124,082	51.4%	5,137,480	21,859,409	12,248,369	78.5%
Sale of Services	397,864	268,618	48.1%	333,802	1,373,116	983,818	39.6%
Total Income	10,199,662	8,505,708	19.9%	8,586,719	36,661,171	27,673,991	32.5%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,087,078	2,410,852	(13.4%)	2,085,145	8,612,295	7,506,985	14.7%
Amortization and Depletion	(30,726)	783	(4,024.1%)	759,901	1,977,012	1,354,674	45.9%
Imported products	1,051,085	677,132	55.2%	710,195	3,919,466	2,251,983	74.0%
Hydrocarbon Transportation Services (1)	224,530	173,548	29.4%	197,153	779,412	723,209	7.8%
Inventories	(154,077)	(110,048)	40.0%	68,524	(148,234)	(126,642)	17.0%
Other	69,132	(22,745)	403.9%	30,707	276,789	428,354	(35.4%)
Fixed Costs
Depreciation	252,914	167,076	51.4%	212,186	858,538	639,793	34.2%
Contracted Services	606,689	570,243	6.4%	463,326	1,906,652	1,625,880	17.3%
Maintenance	420,520	378,509	11.1%	250,882	1,079,588	900,554	19.9%
Labor Costs	302,953	274,341	10.4%	238,700	1,025,690	872,519	17.6%
Other	224,322	603,589	(62.8%)	249,919	951,377	1,253,335	(24.1%)
Total Cost of Sales	5,054,420	5,123,280	(1.3%)	5,266,638	21,238,585	17,430,644	21.8%
Gross Profits	5,145,242	3,382,428	52.1%	3,320,081	15,422,586	10,243,347	50.6%
Operating Expenses
Administration	116,649	164,738	(29.2%)	120,343	450,466	528,676	(14.8%)
Selling expenses	242,954	235,553	3.1%	246,404	1,015,084	845,506	20.1%
Exploration and Projects	334,160	276,015	21.1%	87,480	748,334	785,628	(4.7%)
Operating Income	4,451,479	2,706,122	64.5%	2,865,854	13,208,702	8,083,537	63.4%
Non Operating Income (expenses)
Financial Income	1,166,450	814,667	43.2%	888,412	4,224,992	6,823,498	(38.1%)
Financial Expenses	(1,187,485)	(605,373)	96.2%	(920,255)	(4,191,988)	(6,267,284)	33.1%
Non Financial Income	424,977	278,526	52.6%	138,474	929,404	718,359	29.4%
Non Financial Expenses	(547,089)	(657,076)	16.7%	(370,007)	(2,103,966)	(1,949,262)	7.9%

Income before income tax	3,836,109	2,250,623	70.4%	2,309,500	11,425,976	7,202,407	58.6%
Provision for Income Tax	1,094,030	559,180	95.6%	607,144	3,079,879	1,946,175	58.3%
Minority interest	-	-	0.0%	-
Net Income	2,742,079	1,691,443	62.1%	1,702,356	8,346,097	5,256,232	58.8%

EBITDA	4,664,165	2,963,597	57.4%	3,952,142	16,358,448	10,438,034	56.7%
EBITDA MARGIN	46%	35%		46%	45%	38%
EARNINGS PER SHARE	$67.75	$41.79	62.1%	$42.06	$206.22	$129.87	58.8%

Notes
(1) From 2010, the services for the transportation of hydrocarbons were reclassified to variable cost.
(2) The 2009 Ecopetrol´s sales on free trade zone were reclassified from Local Sales to Export Sales.
* Not audited, for illustration purposes only.

PRESS RELEASE

Income Statement
Ecopetrol Consolidated

COP$ Million	4Q-10 *	4Q-09 *	%	3Q-10 *	2010	2009	%
Income
Local Sales	4,336,171	2,896,486	49.7%	3,816,906	16,136,596	12,945,459	24.7%
Export Sales	6,866,213	5,691,798	20.6%	5,694,256	23,883,886	16,345,856	46.1%
Sale of Services	441,682	397,692	11.1%	380,969	1,947,829	1,113,075	75.0%
Total Income	11,644,066	8,985,976	29.6%	9,892,131	41,968,311	30,404,390	38.0%
Cost of Sales
Variable Costs	4,174,546
Purchase of Hydrocarbons	2,525,799	2,658,955	(5.0%)	2,203,762	10,365,306	8,545,859	21.3%
Amortization and Depletion	19,830	11,546	71.7%	854,272	2,301,086	1,523,752	51.0%
Imported products	1,585,325	720,564	120.0%	1,542,964	5,680,601	2,739,681	107.3%
Hydrocarbon Transportation Services	194,220	139,192	39.5%	104,535	540,555	637,029	(15.1%)
Inventories	(141,028)	(3,769)	3,641.8%	(7,520)	(251,431)	(55,042)	356.8%
Other	(9,600)	(430,309)	(97.8%)	(21,645)	(22,439)	2,903	(873.0%)
Fixed Costs
Depreciation	466,498	235,703	97.9%	432,652	1,548,797	1,239,846	24.9%
Contracted Services	630,560	662,878	(4.9%)	486,868	1,952,314	1,741,342	12.1%
Maintenance	502,217	605,415	(17.0%)	333,852	1,384,088	1,274,618	8.6%
Labor Costs	319,495	278,485	14.7%	252,127	1,084,149	918,188	18.1%
Other	382,917	513,106	(25.4%)	272,568	1,375,975	1,337,897	2.8%
Total Cost of Sales	6,476,233	5,391,766	20.1%	6,454,435	25,959,001	19,906,073	30.4%
Gross Profits	5,167,833	3,594,210	43.8%	3,437,696	16,009,310	10,498,317	52.5%
Operating Expenses
Administration	176,028	208,764	(15.7%)	145,654	603,523	662,336	(8.9%)
Selling expenses	243,683	160,948	51.4%	143,881	739,828	566,510	30.6%
Exploration and Projects	796,538	844,971	(5.7%)	380,893	1,787,117	1,396,132	28.0%
Operating Income	3,951,584	2,379,527	66.1%	2,767,268	12,878,842	7,873,339	63.6%
Non Operating Income (expenses)
Financial Income	1,391,693	932,117	49.3%	916,345	4,706,491	7,413,927	(36.5%)
Financial Expenses	(1,243,718)	(709,973)	75.2%	(1,063,051)	(4,668,702)	(6,918,094)	32.5%
Non Financial Income	430,893	392,702	9.7%	126,044	966,714	876,608	10.3%
Non Financial Expenses	(726,408)	(653,218)	11.2%	(414,887)	(2,390,728)	(1,994,936)	19.8%
					-	-	0.0%
Income before income tax	3,804,044	2,341,155	62.5%	2,331,719	11,492,617	7,250,844	58.5%
Provision for Income Tax	1,107,502	606,310	82.7%	599,658	3,238,650	2,114,029	53.2%
Minority interest	(5,064)	13,366	(137.9%)	8,590	107,496	4,761	2,157.8%
Net Income	2,701,606	1,721,479	56.9%	1,723,471	8,146,471	5,132,054	58.7%

EBITDA	4,632,184	3,327,844	39.2%	4,032,956	16,699,494	11,429,867	46.1%
EBITDA MARGIN	40%	37%		41%	40%	38%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

To compare 2009 and 2010 figures, reclassifications were made in the the financial income and financial expenses for the exchange difference on Ocensa in 2009

PRESS RELEASE

Balance Sheet

	Ecopetrol S.A.			Ecopetrol Consolidated

COP$ Million	At December 31, 2010	At December 31, 2009%		At December 31, 2010	At December 31, 2009%

Assets
Current Assets
Cash and cash equivalents	1,592,083	2,286,996	(30.4%)	3,726,778	3,562,119	4.6%
Investments	264,765	384,329	(31.1%)	327,782	462,258	(29.1%)
Accounts and notes receivable	2,607,294	2,550,251	2.2%	2,736,592	2,969,120	(7.8%)
Other	5,033,051	4,374,917	15.0%	5,838,486	5,124,291	13.9%
Total Current Assets	9,497,193	9,596,493	(1.0%)	12,629,638	12,117,788	4.2%
Non Current Assets
Investments	12,336,060	10,087,993	22.3%	5,177,491	3,710,739	39.5%
Accounts and notes receivable	2,154,256	1,353,935	59.1%	372,273	226,781	64.2%
Property, plant and equipment, net	14,816,573	11,696,921	26.7%	22,266,258	16,782,503	32.7%
Natural and environmental properties, Net	11,003,159	9,325,116	18.0%	11,774,539	11,155,381	5.6%
Resources delivered to administration
Other	15,318,756	11,031,963	38.9%	16,549,157	11,566,325	43.1%
Total Non Current Assets	55,628,804	43,495,928	27.9%	56,139,718	43,441,729	29.2%
Total Assets	65,125,997	53,092,421	22.7%	68,769,356	55,559,517	23.8%

Liabilities and Equity
Current Liabilities
Financial obligations	695,505	134,908	415.5%	1,079,169	437,081	146.9%
Accounts payable and related parties	4,159,469	3,421,264	21.6%	4,062,602	3,280,232	23.9%
Estimated liabilities and provisions	932,883	957,432	(2.6%)	1,151,297	1,154,415	(0.3%)
Other	3,500,769	2,258,367	55.0%	3,749,510	2,598,485	44.3%
Total Current Liabilities	9,288,626	6,771,971	37.2%	10,042,578	7,470,213	34.4%
Long Term Liabilities
Financial obligations	5,918,710	5,286,545	12.0%	7,833,715	5,714,354	37.1%
Labor and pension plan obligations	2,806,043	2,660,943	5.5%	2,814,021	2,669,331	5.4%
Estimated liabilities and provisions	3,337,377	3,331,867	0.2%	3,398,603	3,411,977	(0.4%)
Other	2,247,365	2,337,862	(3.9%)	2,866,307	2,782,374	3.0%
Total Long Term Liabilities	14,309,495	13,617,217	5.1%	16,912,646	14,578,036	16.0%
Total Liabilities	23,598,121	20,389,188	15.7%	26,955,224	22,048,249	22.3%
Minoritary Interest				485,951	941,311	(48.4%)
Equity	41,527,876	32,703,233	27.0%	41,328,181	32,569,957	26.9%

Total Liabilities and Shareholders' Equity	65,125,997	53,092,421	22.7%	68,769,356	55,559,517	23.8%

Memorandum Debtor Accounts *	116,788,822	86,806,467		119,039,595	87,959,507
Memorandum Creditor Accounts *	92,600,806	50,092,715		96,981,023	50,925,322

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company.

PRESS RELEASE

Cash Flow Statement
Ecopetrol S.A.

COP$ million	4Q 2010 *	4Q 2009 *	%	3Q 2010 *	2010	2009	%

Cash flow provided by operating activities:
Net income	2,742,078	1,691,442	62.1%	1,702,356	8,346,097	5,256,232	58.8%
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	250,834	631,978	(60.3%)	985,227	3,324,840	2,890,743	15.0%
Net provisions	(95,310)	137,928	(169.1%)	913,334	(18,857)	238,693	(107.9%)
Disposal of property, plant and equipment	(168,913)	695	(24,404.0%)	207,858	38,945	1,090	3,472.9%
Loss for disposal of property, plant and equipment	3,371	527	539.6%	20	3,395	527	544.2%
Loss for disposal of natural and environmental resources	9,110	-		4,072	39,668	-
Loss for disposal of other assets	287,918	-		-	287,918	-
Income (loss) from equity method on affiliated companies	472,224	286,243	65.0%	292,978	641,168	206,441	210.6%
Net changes in operating assets and liabilities:
Accounts and notes receivable	381,386	798,272	(52.2%)	(1,015,830)	(320,460)	1,223,297	(126.2%)
Inventories	(160,200)	(97,304)	64.6%	72,862	(149,307)	(83,625)	78.5%
Deferred and other assets	(218,145)	(73,388)	197.2%	(152,998)	(793,658)	(2,078,363)	61.8%
Accounts payable and related parties	(1,439,881)	(1,237,270)	16.4%	108,703	651,791	1,586,507	(58.9%)
Taxes payable	1,016,996	513,565	98.0%	(263,970)	1,250,952	(1,771,648)	170.6%
Labor obligations	(22,709)	8,275	(374.4%)	20,021	(29,661)	15,100	(296.4%)
Estimated liabilities and provisions	(428,199)	297,619	(243.9%)	(125,464)	(293,100)	10,499	(2,891.7%)
Cash provided by operating activities	2,630,560	2,958,582	(11.1%)	2,749,169	12,979,731	7,495,493	73.2%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	(1,163,131)	(1,163,131)	(1,082,580)	7.4%
Purchase of investment securities	(4,369,467)	(3,538,333)	23.5%	(1,821,683)	(11,808,784)	(7,939,870)	48.7%
Redemption of investment securities	3,660,021	2,776,424	31.8%	2,556,857	9,604,385	12,423,676	(22.7%)
Sale of property, plant and equipment	4,751	1,927	146.5%	-	4,751	1,927	146.5%
Investment in natural and environmental resources	(1,329,834)	(1,492,768)	-10.9%	(922,366)	(3,474,200)	(2,885,430)	20.4%
Additions to property, plant and equipment	(1,642,784)	(1,286,106)	27.7%	(916,915)	(4,341,012)	(4,117,775)	5.4%
Net cash used in investing activities	(3,677,313)	(3,538,856)	3.9%	(2,267,239)	(11,177,991)	(3,600,052)	210.5%

Cash flows from financing activities:
Financial obligations	1,601,477	205,630	678.8%	(207,574)	1,192,762	5,388,072	(77.9%)
Received from associates - capitalization	(31)	5,981	(100.5%)	219	525	41,044	(98.7%)
Payment of dividends	(1,221,044)	(2,943,466)	58.5%	(1,214,260)	(3,689,940)	(8,907,807)	58.6%
Net cash used in financing activities	380,402	(2,731,855)	113.9%	(1,421,615)	(2,496,653)	(3,478,691)	28.2%

Net increase (decrease) in cash and cash equivalents	(666,351)	(3,312,129)	79.9%	(939,685)	(694,913)	416,750	(266.7%)
Cash and cash equivalents at the beginnig of the year	2,258,434	5,599,125	(59.7%)	3,198,119	2,286,996	1,870,246	22.3%
Cash and cash equivalents at the end of the year	1,592,083	2,286,996	(30.4%)	2,258,434	1,592,083	2,286,996	(30.4%)

NOTES:
* Not audited, for illustration purposes only.
To compare 2010 and 2009 cash flow statements, reclassifications were made in 2009 to show the impact of the equity method in subsidiary companies, and the balance from the disposal of fixed assets.

PRESS RELEASE

Cash Flow Statement
Ecopetrol Consolidated

COP$ million	4Q 2010 *	4Q 2009 *	%	3Q 2010 *	2010	2009	%

Cash flow provided by operating activities:
Net income	2,701,607	1,721,479	56.9%	1,723,470	8,146,471	5,132,054	58.7%

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	869,922	1,003,484	(13.3%)	1,237,322	4,348,095	3,629,604	19.8%
Net provisions	50,991	49,208	3.6%	42,491	179,916	238,247	(24.5%)
Disposal of property, plant and equipment	3,395	695	388.5%	-	3,395	1,090	211.5%
Loss for disposal of property, plant and equipment	(168,937)	527	(32,156.4%)	(21,344)	38,945	527	7,289.9%
Loss for disposal of natural and environmental resources	9,110	-		4,072	39,668	-
Loss for disposal of other assets	287,918	-		-	287,918	-
Income (loss) from equity method on affiliated companies	(27,374)	(13,063)	109.6%	(13,577)	(82,772)	(55,143)	50.1%
Net changes in operating assets and liabilities:
Accounts and notes receivable	1,789,258	401,147	(346.0%)	(1,681,163)	794,512	2,030,376	(60.9%)
Inventories	(131,445)	(78,869)	66.7%	86,979	(129,823)	(291,819)	55.5%
Deferred and other assets	1,275,069	(209,913)	707.4%	(2,322,012)	698,423	(1,410,451)	149.5%
Accounts payable and related parties	(937,795)	(1,646,201)	43.0%	(129,893)	1,248,736	1,536,580	(18.7%)
Taxes payable	(1,856,199)	828,459	(324.1%)	1,865,143	(618,441)	(1,473,446)	58.0%
Labor obligations	(19,631)	(16,010)	22.6%	23,959	(26,737)	37,684	(171.0%)
Estimated liabilities and provisions	564,643	(82,969)	780.5%	(69,896)	(571,495)	(24,809)	2,203.6%
Cash provided by operating activities	4,410,532	1,957,974	125.3%	745,551	14,356,811	9,350,494	53.5%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	144,077	0.0%	(1,163,131)	(1,163,131)	(1,082,580)	7.4%
Purchase of investment securities	(4,369,467)	(3,331,893)	(31.1%)	(1,821,683)	(11,808,784)	(7,939,870)	48.7%
Redemption of investment securities	4,415,408	3,664,615	20.5%	3,056,545	10,578,201	15,972,339	(33.8%)
Sale of property, plant and equipment	4,751	1,927	146.5%	-	4,751	1,927	146.5%
Investment in natural and environmental resources	(1,501,324)	(2,187,386)	31.4%	(1,165,021)	(3,874,824)	(3,613,355)	7.2%
Additions to property, plant and equipment	(2,914,120)	(935,923)	211.4%	(163,527)	(6,445,151)	(9,239,234)	30.2%
Net cash used in investing activities	(4,364,752)	(2,644,583)	(65.0%)	(1,256,817)	(12,708,938)	(5,900,773)	115.4%

Cash flows financing activities:
Minority interest	(466,854)	53,625	(970.6%)	(15,987)	(455,360)	698,360	(165.2%)
Financial obligations	1,010,208	366,536	175.6%	775,569	2,119,361	6,140,588	(65.5%)
Debts from credit and financing operations	628,766	21,205	2,865.2%	(68,227)	642,088	21,205	2,928.0%
Received from associates - capitalization	(31)	5,981	(100.5%)	219	525	41,044	(98.7%)
Payment of dividends	(1,320,932)	(2,584,866)	100.0%	(1,217,770)	(3,789,828)	(8,902,602)	57.4%
Net cash used in financing activities	(148,843)	(2,137,519)	93.0%	(526,196)	(1,483,214)	(2,001,405)	25.9%

Net increase (decrease) in cash and cash equivalents	(103,063)	(2,824,128)	96.4%	(1,037,462)	164,659	1,448,316	(88.6%)
Cash and cash equivalents at the beginnig of the year	3,829,841	6,386,247	(40.0%)	4,867,304	3,562,119	2,113,803	68.5%
Cash and cash equivalents at the end of the year	3,726,778	3,562,119	4.6%	3,829,842	3,726,778	3,562,119	4.6%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements t the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

PRESS RELEASE

Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	4Q 2010 *	4Q 2009 *	%	3Q 2010 *	2010	2009	%
EBITDA CALCULATION
Operating income	4,451,479	2,706,122	64.5%	2,865,854	13,208,702	8,083,537	63.4%
Plus: Depreciations, depletions and amortizations	212,686	257,475	-17.4%	1,086,288	3,149,746	2,354,497	33.8%
UNCONSOLIDATED EBITDA	4,664,165	2,963,597	57.4%	3,952,142	16,358,448	10,438,034	56.7%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-	0.0%
Net Income	2,742,079	1,691,442	62.1%	1,702,356	8,346,097	5,256,232	58.8%
Depreciations, depletions and amortizations	212,686	257,475	-17.4%	1,086,288	3,149,746	2,354,497	33.8%
Financial income	(1,166,449)	(814,667)	43.2%	(888,412)	(4,224,992)	(6,823,499)	-38.1%
Financial expenses	1,187,484	605,374	96.2%	920,255	4,191,988	6,267,285	-33.1%
Non financial income	(424,977)	(278,526)	52.6%	(138,474)	(929,404)	(718,359)	29.4%
Non financial expenses	547,089	657,076	-16.7%	370,007	2,103,966	1,949,262	7.9%
Results in subsidiaries	472,223	286,243	65.0%	292,978	641,168	206,441	210.6%
Provision for income tax	1,094,030	559,180	95.6%	607,144	3,079,879	1,946,175	58.3%
UNCONSOLIDATED EBITDA	4,664,165	2,963,597	57.4%	3,952,142	16,358,448	10,438,034	56.7%

Ecopetrol Consolidated

COP$ Millions	4Q 2010 *	4Q 2009 *	%	3Q 2010 *	2010	2009	%
EBITDA CALCULATION
Operating income	3,951,585	2,379,527	66.1%	2,767,268	12,878,842	7,873,339	63.6%
Plus: Depreciations, depletions and amortizations	813,812	960,389	-15.3%	1,296,201	4,185,799	3,761,526	11.3%
Minority interest	(133,214)	(12,072)		(30,513)	(365,147)	(204,998)
CONSOLIDATED EBITDA	4,632,183	3,327,844	39.2%	4,032,956	16,699,494	11,429,867	46.1%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-
Net income	2,701,607	1,721,479	56.9%	1,723,470	8,146,472	5,132,054	58.7%
Depreciations, depletions and amortizations	813,812	960,389	-15.3%	1,296,201	4,185,799	3,761,526	11.3%
Financial income	1,560,803	(1,873,170)	-183.3%	(2,272,761)	(4,706,491)	(15,568,920)	-69.8%
Financial expenses	(1,708,778)	1,651,026	-203.5%	2,419,468	4,668,702	15,073,087	-69.0%
Non financial income	(430,893)	(392,702)	9.7%	(126,043)	(966,714)	(876,608)	10.3%
Non financial expenses	726,408	653,218	11.2%	414,887	2,390,728	1,994,936	19.8%
Minority interest on net income	(5,065)	13,366	-137.9%	8,590	107,495	4,761	2157.8%
Provision for income taxes	1,107,502	606,310	82.7%	599,658	3,238,650	2,114,029	53.2%
Minority interest on Ebitda	(133,213)	(12,072)		(30,513)	(365,147)	(204,998)
CONSOLIDATED EBITDA	4,632,183	3,327,844	39.2%	4,032,956	16,699,494	11,429,867	46.1%

* Not audited, for illustration purposes only

PRESS RELEASE

VII. Financial Statements of Subsidiaries

Financial statements for subsidiaries included in this report are not audited.

EXPLORATION AND PRODUCTION

HOCOL

Income Statement
(COP$ Billion)	4Q 2010	4Q 2009	2010	2009
Local Sales	4.8	10.5	27.8	37.5
Export Sales	652.2	572.3	2,446.4	1,851.1
Sales of services	-	-	-	-
Total Sales	657.0	582.9	2,474.1	1,888.5
Variable Costs	379.1	316.2	1,564.6	1,045.4
Fixed Costs	101.3	51.0	314.7	362.2
Cost of Sales	480.3	367.2	1,879.4	1,407.6
Gross profit	176.6	215.7	594.8	481.0
Operating Expenses	125.5	113.6	283.7	122.4
Operating Profit	51.1	102.1	311.1	358.5
Non Operating Profit/(Loss)	(0.9)	103.5	(42.3)	98.1
Income tax	(0.3)	44.3	36.0	126.0
Net Income/Loss	50.5	161.4	232.8	330.6

Balance Sheet
(COP$ Billion)	At December 31, 2010	At December 31, 2009
Current Assets	931.2	933.7
Long Term Assets	1,417.2	967.6
Total Assets	2,348.4	1,901.3
Current Liabilities	566.8	503.7
Long Term Liabilities	145.3	105.0
Deferred taxes	-	-
Total Liabilities	712.1	608.7
Equity	1,636.3	1,292.6
Total Liabilities and Shareholders´ Equity	2,348.4	1,901.3

PRESS RELEASE

SAVIA PERU

Income Statement
US$ million	4Q 2010	4Q 2009	2010	2009
Local Sales	88.5	77.5	318.8	235.6
Export Sales	-	-	-	-
Sales of services	1.2	3.0	1.8	4.9
Total Sales	89.7	80.5	320.6	240.5
Variable Costs	38.5	37.8	132.1	129.0
Fixed Costs	18.0	7.3	53.4	30.7
Cost of Sales	56.5	45.1	185.5	159.7
Gross profit	33.2	35.4	135.1	80.8
Operating Expenses	8.3	3.6	58.1	55.9
Operating Profit	24.9	31.8	77.0	24.9
Non Operating Profit/(Loss)	8.3	2.7	77.3	39.1
Income tax	1.8	3.0	18.2	16.1
Employee profit sharing	0.4	0.5	3.2	2.7
Deferred taxes	4.0	0.3	9.1	(1.6)
Minority interest	-	-	-	-
Net Income/Loss	2.1	(1.1)	46.8	21.9

Balance Sheet
US$ million	At December 31, 2010	At December 31, 2009
Current Assets	221.7	175.0
Long Term Assets	399.9	245.7
Total Assets	621.6	420.7
Current Liabilities	65.6	44.1
Long Term Liabilities	126.8	7.7
Deferred taxes	20.4	13.5
Total Liabilities	212.8	65.3
Equity	408.8	355.4
Total Liabilities and Shareholders´ Equity	621.6	420.7

PRESS RELEASE

REFINING AND PETROCHEMICAL

PROPILCO

Income Statement
(COP$ Billion)	4Q 2010	4Q 2009	2010	2009
Local Sales	177.5	125.0	679.0	482.0
Export Sales	162.6	131.8	652.3	558.7
Sales of services	-	-	-	-
Total Sales	340.2	256.8	1,331.3	1,040.7
Variable Costs	267.6	191.9	1,133.7	807.6
Fixed Costs	24.9	37.6	87.9	100.6
Cost of Sales	292.5	229.5	1,221.6	908.2
Gross profit	47.6	27.2	109.6	132.5
Operating Expenses	23.8	19.6	93.7	86.8
Operating Profit	23.8	7.7	15.9	45.7
Non Operating Profit/(Loss)	0.8	1.0	56.7	9.4
Income tax	2.8	2.3	7.1	7.4
Minority interest	-	-	-	-
Net Income/Loss	21.9	6.3	65.4	47.7

Balance Sheet
COP$ Billion	At December 31, 2010	At December 31, 2009
Current Assets	531.5	452.0
Long Term Assets	530.8	531.2
Total Assets	1,062.3	983.2
Current Liabilities	394.5	325.5
Long Term Liabilities	31.8	29.1
Total Liabilities	426.3	354.6
Equity	636.0	628.6
Total Liabilities and Shareholders´ Equity	1,062.3	983.2

PRESS RELEASE

REFICAR

Income Statement
(COP$ Billion)	4Q 2010	4Q 2009	2010	2009
Local Sales	839.4	778.9	2,551.3	2,162.5
Export Sales	514.4	695.3	2,351.5	1,782.4
Sales of services	-	-	-	-
Total Sales	1,353.7	1,474.2	4,902.8	3,944.9
Variable Costs	1,274.2	1,425.9	4,628.5	3,731.9
Fixed Costs	150.8	93.2	315.6	274.1
Cost of Sales	1,425.0	1,519.1	4,944.1	4,006.0
Gross profit	(71.2)	(44.9)	(41.3)	(61.1)
Operating Expenses	20.8	29.3	61.3	63.7
Operating Profit	(92.0)	(74.2)	(102.6)	(124.8)
Non Operating income	28.8	31.5	79.2	7.4
Non Operating expenses	(193.5)	-	(273.7)	-
Non Operating Profit/(Loss)	(256.7)	(42.6)	(297.1)	(117.4)
Income tax	2.7	(4.9)	8.1	10.5
Minority interest	-	-	-	-
Net Income/Loss	(259.4)	(37.7)	(305.2)	(127.9)

Balance Sheet
COP$ Billion	At December 31, 2010	At December 31, 2009
Current Assets	733.3	962.4
Long Term Assets	3,468.6	2,083.9
Total Assets	4,201.9	3,046.3
Current Liabilities	1,077.8	567.4
Long Term Liabilities	397.6	5.1
Total Liabilities	1,475.4	572.5
Equity	2,726.5	2,473.8
Total Liabilities and Shareholders´ Equity	4,201.9	3,046.3

PRESS RELEASE

TRANSPORTATION

OCENSA

Income Statement
(COP$ Billion)	4Q 2010	4Q 2009	2010	2009
Domestic sales	-	-	-	-
Sales of services	66.0	196.8	1,110.6	705.9
Total Sales	66.0	196.8	1,110.6	705.9
Variable Costs	193.4	160.8	679.8	586.3
Fixed Costs	-	-	-	-
Cost of Sales	193.4	160.8	679.8	586.3
Gross profit	(127.3)	36.0	430.8	119.5
Operating Expenses	20.2	15.5	53.9	51.3
Operating Profit	(147.6)	20.5	376.9	68.3
Non Operating Profit/(Loss)	125.5	32.5	(10.4)	(50.0)
Income tax	(7.0)	4.6	89.1	18.3
Minority interest	-	-	-	-
Net Income	(15.1)	48.4	277.5	-

Balance Sheet
COP$ Billion	At December 31, 2010	At December 31, 2009
Current Assets	937.6	547.5
Long Term Assets	1,203.3	1,226.3
Total Assets	2,140.9	1,773.8
Current Liabilities	458.9	61.6
Long Term Liabilities	1,101.4	2.2
Total Liabilities	1,560.3	63.8
Equity	580.6	1,710.0
Total Liabilities and Shareholders´ Equity	2,140.9	1,773.8

PRESS RELEASE

ODL

Income Statement
(COP$ Billion)	4Q 2010	4Q 2009	2010	2009
Domestic sales	-	-	-	-
Sales of services	58.6	23.7	180.3	23.7
Total Sales	58.6	23.7	180.3	23.7
Variable Costs	5.3	-	24.1	-
Fixed Costs	27.8	11.2	99.0	11.2
Cost of Sales	33.1	11.2	123.1	11.2
Gross profit	25.5	12.5	57.2	12.5
Operating Expenses	2.9	0.7	7.7	0.7
Operating Profit	22.7	11.8	49.6	11.8
Non Operating Profit/(Loss)	(0.2)	(11.3)	(27.0)	0.6
Income tax	(1.0)	-	(4.0)	-
Minority interest	-	-	-	-
Net Income	21.4	0.5	18.6	12.4

Balance Sheet
COP$ Billion	At December 31, 2010	At December 31, 2009
Current Assets	412.5	220.5
Long Term Assets	1,441.7	1,160.5
Total Assets	1,854.2	1,381.0
Current Liabilities	110.9	206.5
Long Term Liabilities	1,303.8	752.7
Total Liabilities	1,414.7	959.2
Equity	439.5	421.8
Total Liabilities and Shareholders´ Equity	1,854.2	1,381.0

PRESS RELEASE

BIOFUELS

ECODIESEL

Income Statement
(COP$ Billion)	4Q 2010	4Q 2009	2010	2009
Domestic sales	56.7	-	94.9	-
Sales of services	-	-	-	-
Total Sales	56.7	-	94.9	-
Variable Costs	50.5	-	85.4	-
Fixed Costs	-	-	-	-
Cost of Sales	50.5	-	85.4	-
Gross profit	6.2	-	9.5	-
Operating Expenses	0.7	-	1.5	-
Operating Profit	5.5	-	8.0	-
Non Operating Profit/(Loss)	3.8	0.3	3.7	0.3
Income tax	-	-	-	-
Minority interest	-	-	-	-
Net Income	3.8	0.3	3.7	0.3

Balance Sheet
COP$ Billion	At December 31, 2010	At December 31, 2009
Current Assets	26.0	5.2
Long Term Assets	102.7	90.0
Total Assets	128.7	95.2
Current Liabilities	47.2	14.8
Long Term Liabilities	56.5	64.6
Total Liabilities	103.7	79.4
Equity	25.0	15.8
Total Liabilities and Shareholders´ Equity	128.7	95.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 28, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer